Verde Resources, Inc.
Unit 1503, 15/F., The Phoenix, 21-25 Luard Road, Wanchai, Hong Kong
Tel: (852) 2152 1223  Fax:  (852) 2152 0612  Website: www.verderesources.us

May 8, 2014

Jamie Kessel
Staff Accountant
Division of Corporate Finance
Securities and Exchange Commission

Re:            Verde Resources, Inc.
Amendment No. 2 to Form 8-K
Filed April 2, 2014
File No. 333-170935

Dear Ms. Kessel,

We are providing this letter in connection with your comment on our Amendment No. 2 to Form 8-K filed April 2, 2014 via File No. 333-170935 dated April 18, 2014.

After reviewing your questions, we now provide our reply as follows:

Item 4.01 Changes in Registrant's Certifying Accountant
(3) Appointment of Independent Accountants for Gold Billion Global Limited
1.	Please provide us with additional information regarding each of the consultations withAlbert Wong & Co. CPAs about the application of accounting principles to a specifiedtransaction. In your response, please ensure to address the consultations related to:
• the definition of a reverse merger (ASC 805-10-40),
• the definition of a variable interest entity (ASC 810-10), and
• whether the assignment of management rights of Champmark Sdn Bhd ("CSB") to GBL would result in GBL having a controlling interest in CSB, so GBL would treat CSB as a deemed subsidiary as prescribed in ASC 810-10 and consolidate CSB into its consolidated financial statements under VIE accounting

Company Response:
We note your comment and have provided the additional information regarding each of the consultations with Albert Wong & Co. CPAs ("AWC") as follow:

•	Definition of a reverse merger (ASC 805-40) & variable interest entity (ASC 810-10)

The Company discussed the nature of our business with AWC, and they in turn gave general information regarding their expertise in handling a corporation such as ours. Only general experiences related to US GAAP, US GAAS, reverse mergers and variable interest entities were relayed by AWC in order to assure the Company that AWC was qualified to handle our audit.

According to the information collected by the Company, management determined that Verde Resources, Inc. ("VRDR") was the legal acquirer and accounting acquiree, while Gold Billion Global Limited ("GBL") was the legal acquiree and accounting acquirer because VRDR was the public entity issuing shares to acquire GBL, the private entity, to exchange for the shares of GBL. After the acquisition, GBL's original shareholders, i.e. Federal Mining Resources Limited ("FMR") shareholders, controlled the board of director of VRDR and possessed the power to appoint, retained or removed the board of directors and management of VRDR. GBL original shareholders control VRDR after the business combination and should be classified as reverse acquisition according to the fact and our analysis.

The Company also determined that GBL was the primary beneficiary of CSB, because CSB was not able to support itself and needed GBL to provide continuous financial resources. GBL would absorb the expected loss and obtain expected residual returns from CSB. Moreover, GBL has common directors in GBL and CSB, and can exercise control over the board of directors of CSB. In additional, GBL signed a management contract with FMR to control the activities of CSB with an option to buy the 85% equity interest from FMR.

The subsequent development and review of this CSB VIE issue is no longer required, as GBL notified FMR that it would exercise the right of option to purchase 85% equity interest of CSB under Management Agreement Section 3.2.4 which took effective on April 1, 2014 and filed in the Form 8K with SEC on April 4, 2014. GBL became 85% shareholder of CSB and is required to consolidate CSB as a parent-subsidiary relationship.

•
Whether the assignment of management rights of Champmark Sdn Bhd ("CSB") to GBL would result in GBL having a controlling interest in CSB, so GBL would treat CSB as a deemed subsidiary as prescribed in ASC 810-10 and consolidate CSB into its consolidated financial statements under VIE accounting.

On whether the assignment of management rights of CSB to GBL would result in GBL having a controlling interest in CSB, so GBL would treat CSB as a deemed subsidiary as prescribed in ASC 810-10 and consolidate CSB into its consolidated financial statements under VIE accounting, the Company reached such a decision based on its own understanding of the definitions of reverse merger and VIE based on information collected and a review by the Company's internal accounting review..

FMR, the 85% shareholder of CSB, assigned its management power from CSB to GBL, so that GBL would have the right to direct the activities of CSB by controlling the Board of Directors of CSB. Moreover, GBL inherited the residual rights and ultimate financing obligation from FMR, and got an extra option to buy the 85% shares of CSB from FMR, which indicated that GBL had controlled power over CSB. All these conditions led management to the conclusion that GBL controlled CSB and should consolidate CSB into its group financial statement.

GBL had control of the board of directors of VRDR in the acquisition process which was reported to SEC on Form 8K at October 28, 2013. GBL became the legal acquiree but accounting acquiror of VRDR. Moreover, the assignment of management rights from FMR to GBL was also reported on the same Form 8K, which had met the requirement under VIE accounting.

The Company's representatives asked questions of AWC on relevant US GAAP, US GAAS, reverse merger and variable interest entity so as to collect information for the Board of Directors to make decision on whether the Company would engage AWC to perform the audit of GBL. The decision was based on the Board of Directors' judgment as to whether AWC possessed the professional proficiency to understand and interpret the relevant US GAAP and US GAAS.

2.  Additionally, please tell us whether Albert Wong & Co. CPAs performed any management functions for the Company as a result of such accounting advice related to the consultations and whether Albert Wong & Co. CPAs will find itself auditing its own work and accounting advice. In your response, please tell us if Albert Wong & Co. CPAs provided the Company with any written memos or materials related to the consultations, and if so, provide us with a copy of the memos or materials.

Company Response:
AWC never performed any management functions for the Company. AWC only provided general information of their experience and qualification verbally, and hence there are no written materials related to the consultations.

The meetings with AWC were attended by the Company's officers with authorization from the Board of Directors, the Company's accounting staff and representative shareholders. The Company had its own accounting teams in Hong Kong and in Malaysia to perform the bookkeeping, accounting and financial statements functions under management control. The accounting records were prepared by the Company's accounting personnel and approved by management before being audited by AWC.

3.  Please also provide additional details regarding your consultation with Albert Wong & Co. CPAs about the type of audit opinion that may be rendered on the Company's financial statements. Explain why you consulted the firm about the type of audit opinion that may be rendered, and why the advice provided to the Company by the firm was an important factor in reaching a decision as to any accounting, auditing or financial reporting issue.

Company Response:
The question on audit opinion was raised by the Company to evaluate whether AWC fully understood the applicable US GAAP and US GAAS. AWC explained to the Company the types of audit opinions, namely adverse, disclaimer, qualified, unqualified with emphasis on going concern, unqualified or clean, and their situational meanings. AWC further explained that the type of audit opinion would be rendered when all necessary audit work was completed. The Company understood that the final audit opinion would only be rendered upon completion of all the audit work. In short, the Company asked the question to evaluate the professional credibility and proficiency of AWC. AWC did not provide any advice, insight or information on the type of audit opinion that might be rendered should AWC be retained as auditors.

The management of the Company made decisions on bookkeeping, accounting, and financial reporting issues based solely on its own evaluation and judgment. The advice provided to the Company by AWC was factual information regarding general accounting principles, and was one of the many fact-finding procedures carried out as part of the overall decision-making process of the Company as to which auditing firm it would retain.

In responding to the above questions regarding your comments on our Form 8-K filed April 2, 2014, the Company acknowledges that:

•            the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•            staff comments or changes to disclosure in response to staff comments do not foreclose  the Commission from taking any action with respect to the filing; and
•            the Company may not assert staff comments as a defense in any proceeding initiated by  the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Ming Ding Wu

Ming Ding Wu
President